Exhibit 4.49
DESCRIPTION OF SMURFIT WESTROCK PLC’S SECURITIES

The following is a summary of the material terms of the shares of Smurfit Westrock plc (the “Company” or “Smurfit Westrock”), as set forth in the Company’s memorandum and articles of association (together, the “Constitution”) and the material provisions of the laws of Ireland. This summary does not purport to be complete and is subject to the laws of Ireland, including the Companies Act 2014 of Ireland, as amended (the “Irish Companies Act”) and is qualified in its entirety by reference to the Constitution, which was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 8, 2024, and incorporated by reference herein.

Authorized Share Capital

The authorized share capital of the Company is $10,000,000, divided into 9,500,000,000 ordinary shares of $0.001 par value each (each, a “Smurfit Westrock Share”, and, together, the “Smurfit Westrock Shares”), 500,000,000 preference shares of $0.001 par value each (the “Preference Shares”), and 25,000 Euro deferred shares of €1.00 each (the “Deferred Shares”) which may be issued in such class or classes or series as the Board of Directors of the Company (the “Board”) may determine in accordance with the Constitution.

All Smurfit Westrock Shares have equal voting rights and no right to a fixed income and carry the right to receive dividends. The holders of a Smurfit Westrock Share have the right to receive notice of, and to attend and vote at, all general meetings of the Company.

The rights and obligations attaching to the Preference Shares will be determined at the time of issue by the Board in its absolute discretion. Any Preference Shares that are issued may have priority over the Smurfit Westrock Shares with respect to dividend or liquidation rights or both.

The Company issued 10,000 Preference Shares (the “Series A Preference Shares”) to Matsack Nominees Limited in exchange for the provision of legal services rendered by Matsack Nominees Limited. The holder of the Series A Preference Shares is entitled in priority to any payments of dividends on any other class of shares in the Company to be paid annually on a fixed non-cumulative preferential dividend rate of 8% per annum. On a return of assets, whether on liquidation or otherwise, the Series A Preference Shares entitle the holder to repayment of the capital paid up on those shares (including any share premium) in priority to any repayment of capital to the holders of any other shares. The holder of the Series A Preference Shares is not entitled to any further participation in the assets or profits of the Company and is not entitled to receive notice of, attend, speak, or vote at any general meeting of the Company.

Holders of Deferred Shares have no right to receive notice of, attend, speak, or vote at any general meetings of the Company. Deferred Shares do not carry the right to receive dividends. Any Deferred Shares that are issued will rank in priority below the Smurfit Westrock Shares with respect to liquidation rights and such entitlement will be limited to the repayment of the amount paid up or credited as paid up on the Deferred Shares.

As a matter of Irish company law, the directors of a company may issue new ordinary or preference shares (including the grant of options and issue of warrants) without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it will lapse unless renewed by the shareholders of the company by an ordinary resolution.

The Board is currently authorized to issue up to 20% of the Company’s issued share capital, with such authority expiring at the earlier of the next annual general meeting of the Company or October 4, 2025 (i.e. fifteen months from when the current authority was obtained). Smurfit Westrock will seek to have its authority renewed at its 2025 annual general meeting of shareholders for a period of 18 months from the date of such meeting and will seek annual approval at the annual meeting of its shareholders, which is currently the customary practice for Irish incorporated issuers traded on the New York Stock Exchange (the “NYSE”).

The Company is also subject to the rules of the NYSE and the London Stock Exchange that require shareholder approval of certain share issuances.

Voting

The Constitution provides that all votes are decided on a poll and that the Chair of the Board may determine the manner in which the poll is to be taken and may fix a time and place for declaring the result of the poll.

Each Smurfit Westrock Share entitles the holder to one vote per share at any general meeting of shareholders. Voting rights may be exercised by shareholders registered in the Company’s share register as of the record date for the general meeting or by a duly appointed proxy, which proxy need not be a shareholder of the Company. Beneficial owners of shares who hold shares through a nominee exercise the shareholders’ rights through the intermediation of such nominee. All proxies must be appointed in the manner prescribed by the Constitution, which provides that the Board may permit shareholders to notify the Company of their proxy appointments electronically.

Exhibit 4.49
In accordance with the Constitution, the Board may from time to time authorize the Company to issue preference shares. These preference shares may have such voting rights as may be specified in the terms of such preference shares (e.g., they may carry more votes per share than ordinary shares). Treasury shares or shares of the Company that are held by subsidiaries of the Company will not be entitled to be voted at general meetings of shareholders.

Irish company law requires special resolutions of the shareholders (approval by not less than 75% of votes cast in person or by proxy) at a general meeting to approve certain matters. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of the Company’s shareholders of record cast at a general meeting. Examples of matters requiring special resolutions include:

(a) amending the memorandum and articles of association of the Company;
(c) approving a change of name of the Company;
(d) authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan, or credit transaction to a director or connected person;
(e) opting out of pre-emption rights on the issuance of new shares;
(f) re-registration of the Company from a public limited company to a private company;
(g) purchase of own shares off-market;
(h) reduction of issued share capital;
(i) sanctioning a compromise/scheme of arrangement;
(j) resolving that the Company be wound up by the Irish courts;
(k) resolving in favor of a shareholders’ voluntary winding-up;
(l) re-designation of shares into different share classes; and
(m) setting the re-issue price of treasury shares.

In addition, under the Irish Companies Act, schemes of arrangement with one or more classes of shareholders require a court order from the Irish High Court and the approval of: (a) not less than 75% by value of the voting shareholders of each class of shares participating in the scheme of arrangement; and (b) more than 50% in number of the voting shareholders of each class of shares participating in the scheme of arrangement, at a meeting called to approve the scheme.

Cumulative voting is not recognized under Irish law.

Pre-emption Rights

Under Irish law certain statutory pre-emption rights apply automatically in favor of shareholders where shares are to be issued for cash. Shares issued for cash must be offered to existing shareholders of Smurfit Westrock on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan. The Board is currently authorized, for a period of up to the earlier of the next annual general meeting of the Company or 15 months from July 4, 2024 to limit or exclude such pre-emption rights (i) in relation to any issue of Smurfit Westrock Shares and/or grant of rights to acquire Smurfit Westrock Shares for general purposes up to a maximum of such number of Smurfit Westrock Shares (or rights to acquire Smurfit Westrock Shares), as is equal to 5% of the total number of issued Smurfit Westrock shares in issue following July 4, 2024 and, further, (ii) in relation to any issue of Smurfit Westrock Shares and/or grant of rights to acquire Smurfit Westrock Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances of up to a maximum of such number of Smurfit Westrock Shares (or rights to acquire Smurfit Westrock Shares), as is equal to 5% of the total number of issued Smurfit Westrock Shares in issue following July 4, 2024. Current market practice facilitates the disapplication of statutory pre-emption rights in respect of up to 20% of issued ordinary share capital. The Board expects to propose the renewal of this authorization of up to 20% of issued ordinary share capital for a period of 18 months, which is currently the customary practice for Irish incorporated issuers traded on the NYSE. The Company will seek approval on a regular basis at its annual general meetings in subsequent years.

Variation of Rights

Under the Constitution, any variation of class rights attaching to the issued shares of Smurfit Westrock must be approved by a special resolution of the shareholders of the affected class (approval by not less than 75% of votes cast in person or by proxy) or with the consent in writing of the holders of three-fourths of the issued shares of that class of shares.

Exhibit 4.49
The provisions of the Constitution relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for any meeting of holders of a particular class of shares that is not an adjourned meeting, a quorum consists of two or more shareholders or by proxy holding not less than at least one-third in nominal value of the issued and outstanding shares of the class and the quorum at an adjourned meeting consists of one person holding shares of the class or such person’s proxy.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the Constitution and any act of the Irish government which alters the memorandum of association of Smurfit Westrock; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of Smurfit Westrock; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Smurfit Westrock; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive balance sheets of any subsidiary of Smurfit Westrock which have previously been sent to shareholders prior to an annual general meeting for the preceding 10 years. The auditors of Smurfit Westrock also have the right to inspect all books, records, and vouchers of Smurfit Westrock. The auditors’ report must be circulated to the shareholders with Smurfit Westrock’s financial statements prepared in accordance with Irish law 21 days before the annual general meeting of Smurfit Westrock.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Union (Cross-Border Conversion, Mergers and Divisions) Regulations 2023 governing the cross-border conversion, merger or division of an Irish company limited by shares such as Smurfit Westrock, a shareholder who voted against the special resolution approving the conversion, merger or division has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction agreement.

Under the Irish Companies Act, which governs the merger of Irish companies, (1) any shareholder of any of the merging companies (other than the successor company) who voted against the special resolution approving the merger, or (2) where the successor company held 90% or more of the voting shares in the transferor company but not all, any shareholder of the transferor company (other than the successor company), regardless of how they voted, may, not later than 15-calendar days after the shareholder meeting of the relevant merging company at which the merger was approved, request in writing that the successor company acquire his, her or its shares for cash.

Disclosure of Interests in Shares

Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of any class of voting shares of an Irish public limited company. A shareholder of Smurfit Westrock must therefore make such a notification to the Company if as a result of a transaction the shareholder will be interested in 3% or more of the Smurfit Westrock Shares; or if as a result of a transaction, a shareholder who was interested in 3% or more of the relevant class of shares ceases to be so interested. Where a shareholder is interested in 3% or more of the Smurfit Westrock Shares, any alteration of his, her or its interest that brings his, her or its total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to the Company.

The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to the Company within five business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any shares in the Company concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

No Liability for Further Calls or Assessments

All issued and outstanding Smurfit Westrock Shares are duly and validly issued, fully paid and non-assessable.

Certificated and Uncertificated Shares

Smurfit Westrock Shares may be held in either certificated or uncertificated form. Smurfit Westrock currently intends only to issue uncertificated ordinary shares unless certificated shares are required by any stock exchange, a recognized depository, any operator of any clearance, settlement system or law.

Exhibit 4.49
Transfer and Registration of Shares

Smurfit Westrock’s share register is maintained by its transfer agent. Registration in the share register of Smurfit Westrock will be determinative of membership in Smurfit Westrock. A Smurfit Westrock shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in Smurfit Westrock’s official share register, as the depository or other nominee will remain the record holder of any such shares.

A written instrument of transfer may be required to register on Smurfit Westrock’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on Smurfit Westrock’s official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

The Board may also permit title to any shares to transfer without a written instrument of transfer where permitted by the Irish Companies Act, subject to compliance with the requirements imposed under the relevant provisions of the Irish Companies Act and any additional requirements which the Board may approve.

Any transfer of Smurfit Westrock Shares that is subject to Irish stamp duty will not be registered in the name of the transferee unless an instrument of transfer is duly stamped and provided to the Company’s transfer agent. The Constitution allows Smurfit Westrock, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a transferee. In the event of any such payment, Smurfit Westrock is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set off the stamp duty against future dividends payable to the transferee of those ordinary shares and (iii) claim a lien against the ordinary shares on which it has paid stamp duty to the extent permitted under the Irish Companies Act. Parties to a share transfer should not assume that any stamp duty arising in respect of a transaction in Smurfit Westrock Shares has been paid unless one or both of such parties is otherwise notified by Smurfit Westrock.

The Constitution delegates to Smurfit Westrock’s secretary (or such other person as may be nominated by the secretary for this purpose) the authority to execute an instrument of transfer on behalf of a transferring party.

The Board may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

Dividends

Under Irish law, dividends and distributions may be made only from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Smurfit Westrock are equal to, or in excess of, the aggregate of Smurfit Westrock’s called up share capital plus undistributable reserves and the distribution does not reduce Smurfit Westrock’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Smurfit Westrock’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Smurfit Westrock’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Smurfit Westrock has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of Smurfit Westrock. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of Smurfit Westrock’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

The Constitution authorizes the Board to declare dividends out of funds lawfully available without shareholder approval. The Board may also recommend a dividend to be approved and declared by Smurfit Westrock shareholders at a general meeting. The Board may direct that the payment be made by distribution of assets, shares, or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency.

Exhibit 4.49
The Board may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to Smurfit Westrock in relation to the Smurfit Westrock Shares held by such shareholder.

The holders of the Series A Preference Shares are entitled in priority to any payments of dividends on any other class of shares in the Smurfit Westrock to be paid annually on a fixed non-cumulative preferential dividend rate of 8% per annum.

Alteration of Share Capital

Under the Constitution, Smurfit Westrock may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Smurfit Westrock also may, by special resolution (approval by not less than 75% of the votes cast in person or by proxy at a meeting of shareholders) and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Irish Companies Act.

Share Repurchases, Redemptions and Conversions

Overview

The Constitution provides that any ordinary share which Smurfit Westrock has agreed to acquire will be deemed to be a redeemable share, unless the Board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by Smurfit Westrock may technically be effected as a redemption of those shares as described below under “ — Repurchases and Redemptions by Smurfit Westrock.” If the Constitution did not contain such provision, all repurchases by Smurfit Westrock would be subject to many of the same rules that apply to purchases of Smurfit Westrock Shares by subsidiaries described below under “— Purchases by Subsidiaries of Smurfit Westrock,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, references herein to repurchasing or buying back ordinary shares of Smurfit Westrock refer to the redemption of ordinary shares by Smurfit Westrock or the purchase of ordinary shares of Smurfit Westrock by a subsidiary of Smurfit Westrock, in each case in accordance with the Constitution and Irish company law as described below.

Repurchases and Redemptions by Smurfit Westrock

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Shares that are issued as redeemable, outside of other Smurfit Westrock shares, may, upon redemption, be cancelled or held in treasury. Based on the provision of the Constitution described above, shareholder approval will not be required to redeem Smurfit Westrock redeemable shares.

Smurfit Westrock may also be given an additional general authority by its shareholders to purchase its own shares on-market, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Smurfit Westrock’s subsidiaries as described below.

The Board may also issue preference shares which may be redeemed at the option of either Smurfit Westrock or the shareholder, depending on the terms of such preference shares.

Purchases by Subsidiaries of Smurfit Westrock

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase Smurfit Westrock Shares either on-market or off-market. A general authority of the shareholders of Smurfit Westrock is required to allow a subsidiary of Smurfit Westrock to make on-market purchases of Smurfit Westrock Shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of Smurfit Westrock Shares is required. In order for a subsidiary of Smurfit Westrock to make an on-market purchase of the Smurfit Westrock Shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the Smurfit Westrock Shares are listed, is a recognized stock exchange.

For an off-market purchase by a subsidiary of Smurfit Westrock, the proposed purchase contract must be authorized by special resolution of the shareholders of Smurfit Westrock before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution, and, from the date of the notice of the general meeting at which the special resolution will be proposed to shareholders, the purchase contract must be made available for inspection by shareholders at the registered office of Smurfit Westrock.

Exhibit 4.49
Smurfit Westrock does not currently hold any shares in treasury. The number of shares held by the subsidiaries of Smurfit Westrock at any time will count as treasury shares for the purposes of the permitted treasury share threshold of 10% of company capital. If a subsidiary holds Smurfit Westrock Shares, it cannot exercise any voting rights in respect of those shares. The acquisition of the Smurfit Westrock Shares, by a subsidiary, must be funded out of profits of the subsidiary that are available for distribution.

Shareholder Meetings
Annual Meetings of Shareholders

Smurfit Westrock is required to hold an annual general meeting in each calendar year (at intervals of no more than 15 months after the previous annual general meeting) in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Subject to the Irish Companies Act, all general meetings may be held outside of Ireland; provided, the Company makes all necessary arrangements to ensure that shareholders of record can participate in any such meeting by technological means without leaving Ireland.
Notice of an annual general meeting must be given to all shareholders of record, determined at a relevant date (i.e. the record date), of Smurfit Westrock and to the auditors of Smurfit Westrock. The Constitution provides for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law. “Clear days” means calendar days and excludes (1) the date on which a notice is given and (2) the date of the meeting itself.
The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

An extraordinary general meeting of Smurfit Westrock may be convened by (i) the board of directors, (ii) a requisition of the shareholders of record holding not less than 10% of the paid up share capital of Smurfit Westrock carrying voting rights, (iii) on requisition of the Company’s auditors, or (iv) in certain limited circumstances, by the Irish High Court.

Notice of an extraordinary general meeting must be given to all shareholders of record of Smurfit Westrock and to the auditors of Smurfit Westrock. Under Irish law and the Constitution, the minimum notice periods are 21 clear days’ notice in writing for extraordinary general meetings, provided that the notice period may be 14 clear days’ for an extraordinary general meeting where a special resolution reducing the period of notice to 14 days has been passed at the immediately preceding annual general meeting (or at a general meeting held since that annual general meeting).

In the case of an extraordinary general meeting convened by shareholders of Smurfit Westrock, the proposed purpose of the meeting must be set out in the requisition notice.

Quorum

The Constitution provides that no business may be transacted at any general meeting unless a quorum is present. Except as provided in relation to an adjourned meeting, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporate member, shall be a quorum.

Board of Directors

Smurfit Westrock Directors’ Fees, Expenses, Pensions and Other Benefits

Under the Constitution, compensation of Smurfit Westrock directors may be determined by the Board from time to time. Each director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of directors.

Any director who holds any executive office or performs services which in the opinion of the Board makes special exertion for the benefit of Smurfit Westrock or are outside the scope of the ordinary duties of a Smurfit Westrock director, may be paid extra compensation, including fee, salary, commission, or otherwise as the Board may determine.

The Smurfit Westrock directors may also reimburse any director for reasonable expenses incurred in attending and returning from meetings of the Board, any committee of the Board or general meetings or otherwise in connection with the business of Smurfit Westrock.

Exhibit 4.49
Any director may be paid a retirement benefit of an amount and on such terms as determined by the Board. The Board may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors and grant pensions and allowances to those persons or their dependents either by periodic payment or a lump sum.

To the maximum extent permitted by applicable law, every present or former director or officer of Smurfit Westrock will be indemnified by Smurfit Westrock against any loss or liability incurred by him or her by reason of being or having been such a director or officer. The Board may authorize the purchase or maintenance by Smurfit Westrock for any current or former director or officer of such insurance as is permitted by applicable law in respect of any liability which would otherwise attach to such current or former director or officer.

Executive Directors

The Board may appoint one or more directors to be the holder of any executive office on such terms as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

Size of the Board

The Irish Companies Act requires a minimum of two directors. The Constitution provides that the number of directors will be not less than two and not more than 21. From time to time, the number of directors will be determined by the Board.

Election and Classification of Directors

The Constitution provides that one-third of the directors in office or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third, shall retire from office at every annual general meeting. The directors to retire at each annual general meeting shall be, firstly those who wish to retire and not to be re-appointed to office, and secondly, the directors who have been longest in office since their last appointment. As between directors of equal seniority the directors to retire shall, in the absence of agreement, be selected from among them by lot. Notwithstanding the foregoing, however, Smurfit Westrock in practice submits all of its directors for annual re-election.

For uncontested elections, Irish law and the Constitution provide for the election of directors by way of an ordinary resolution at a general meeting (under which directors are elected by a majority of the votes cast), which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. If the number of the directors is reduced below the fixed minimum number, all retiring directors who stood for re-election at that meeting are deemed to have been re-elected as directors, provided that such retiring directors (i) may only act for the purpose of filling an existing vacancy and may only perform duties as appropriate to maintain the company as a going concern and to comply with the company’s legal and regulatory obligations, and (ii) must convene, as soon as reasonably practicable, a general meeting of Smurfit Westrock for the purpose of appointing an additional director or additional directors to make up such minimum. For contested director elections, the Constitution provides for the election of directors by a plurality of the votes cast.

Removal of Directors; Vacancies

Under the Irish Companies Act, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Smurfit Westrock in respect of his or her removal.

The Constitution provides that vacancies in the board of directors may be filled by the Board or, in the case of a vacancy caused by the removal of a director, by the Smurfit Westrock shareholders by ordinary resolution at a general meeting. Any director appointed to fill a vacancy shall hold office until the next annual general meeting, provided that, in the case of a director appointed to replace a director that has been removed, such replacement director shall be subject to retirement at the same time as if he or she had become a director on the date on which the director in whose place he or she is appointed was last appointed a director.

Additionally, the Constitution provides that a director may be removed with or without cause at the request of not less than 75% of the other directors.

Directors’ Conflict of Interest

Under Irish law, each director who has, directly or indirectly, a material interest of which he or she is aware in a transaction entered into or proposed to be entered into by Smurfit Westrock which to a material extent conflicts or may conflict with the interests of Smurfit Westrock, must disclose to Smurfit Westrock the nature and extent of his or her interest. Under the Constitution, such director may not cast a vote on any resolution concerning a matter in which he or she has (to his knowledge), directly or indirectly, an interest which is material or a duty which, in a

Exhibit 4.49
material way, conflicts or may conflict with the interests of the company. Such director will also not count in the quorum present at a meeting in relation to any such resolution on which he or she is not entitled to vote.

Powers of Smurfit Westrock Directors

Subject to the provisions of Irish law, the Constitution and any directions given by special resolution, the business of Smurfit Westrock is managed by the Board, which can exercise all the powers of Smurfit Westrock.

The Board may delegate any of its powers to one director, a board committee, or any person or persons. A director, board committee, or person to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Board.

Director Nominations and Proposals of Other Business by Shareholders
Under the Constitution, for any business or nominations of individuals for election to the Board to be properly brought before a general meeting of Smurfit Westrock shareholders by a Smurfit Westrock shareholder, such Smurfit Westrock shareholder must have given notice thereof in writing to the secretary of Smurfit Westrock not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of Smurfit Westrock shareholders (provided that for purposes of Smurfit Westrock’s first annual general meeting, such first anniversary date will be deemed to be April 26, 2025); provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, such notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Smurfit Westrock. The notice must contain the information, disclosures and representations required pursuant to Part X, Article 54 of the Company’s articles of association and otherwise comply with the requirements set forth in the Constitution.

Shareholder Action by Written Consent
Subject to certain exceptions, the Irish Companies Act provides that shareholders of record may approve a resolution (except in the case of the removal of a director or auditor of the Company or the acquisition of own shares) without a meeting of shareholders of record if (1) all shareholders of record sign the written resolution and (2) the company’s articles of association do not prevent shareholders of record in doing so. The Constitution does not prevent shareholders of record from taking action by written consent.

Amendment of Governing Documents

In accordance with Irish company law, Smurfit Westrock may only alter the Constitution by the passing of a special resolution of shareholders (approval by not less than 75% of votes cast in person or by proxy).

Dissolution; Rights Upon Liquidation

The rights of Smurfit Westrock shareholders to a return of Smurfit Westrock’s assets in a liquidation or winding up, following the settlement of all claims of creditors, are prescribed in the Constitution, or will be prescribed in the terms of any preference shares issued by the directors of Smurfit Westrock from time to time. To the extent the Constitution (or the terms of any preference shares issued by the directors of Smurfit Westrock from time to time) do not contain specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to Smurfit Westrock shareholders in proportion to the paid-up nominal value of the shares held. The Constitution provides that the Smurfit Westrock shareholders are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preference shareholders to participate under the terms of any series or class of preference shares.

Irish Anti-Takeover Provisions

A transaction in which a third party seeks to acquire 30% or more of the voting rights in Smurfit Westrock will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Panel Act, 1997, Irish Takeover Rules, 2022 (the “Irish Takeover Rules”) made thereunder, and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

Exhibit 4.49
General Principles

The Irish Takeover Rules are built on the following General Principles, which will apply to any transaction regulated by the Irish Takeover Panel:
• in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;
• the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; in addition, where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;
• the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
• false markets must not be created in the securities of the target company, the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
• an offeror must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
• a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
• a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other of Smurfit Westrock’s voting rights may be required under the Irish Takeover Rules to make a mandatory cash offer for Smurfit Westrock’s remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would (i) increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of Smurfit Westrock’s voting rights, or (ii) in the case of a person holding (together with its concert parties) shares representing 30% or more of Smurfit Westrock’s voting rights, after giving effect to the acquisition, increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of Smurfit Westrock is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a person makes a voluntary offer to acquire outstanding ordinary shares of Smurfit Westrock, the offer price must be no less than the highest price paid for Smurfit Westrock Shares by that person or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If an offeror or any party acting in concert with it has acquired Smurfit Westrock Shares (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of Smurfit Westrock’s total ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ordinary share must not be less than the highest price paid by the offeror or any party acting in concert with it during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to an offeror who, together with any party acting in concert with it, has acquired less than 10% of Smurfit Westrock’s total ordinary shares in the 12-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or possible offer. Where an offer period is commenced by the announcement of a possible offer, the potential offeror must, by no later than 42 days following the date of the possible offer announcement, either (i) announce a firm intention to make an offer for us in accordance with Rule 2.7 of the Irish Takeover Rules or (ii) announce that it does not intend to make such an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Irish Takeover Rule applies. This deadline can be extended at Smurfit Westrock’s request with the consent of the Irish Takeover Panel in accordance with Rule 2.6(c) of the Irish Takeover Rules.

Exhibit 4.49
Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights in Smurfit Westrock. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights in Smurfit Westrock is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights in Smurfit Westrock, and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the Board is not permitted to take any action which might frustrate an offer for Smurfit Westrock Shares once the Board has received an approach which may lead to an offer or has reason to believe an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities or redemption or repurchase of shares, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the Board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

• the action is approved by our shareholders at a general meeting;
• the Irish Takeover Panel has given its consent, where:
• it is satisfied the action would not constitute frustrating action;
• shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
• the action is taken in accordance with a contract entered into prior to the announcement of the offer; or
• the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Insider Dealing

The Irish Takeover Rules also provide that no person, other than the offeror, who is privy to confidential price-sensitive information concerning an offer made in respect of the acquisition of a company (or a class of its securities) or a contemplated offer shall deal in relevant securities of the target during the period from the time at which such person first has reason to suppose that such an offer, or an approach with a view to such an offer being made, is contemplated to the time of (i) the announcement of such offer or approach or (ii) the termination of discussions relating to such offer, whichever is earlier.

Shareholder Rights Plan

The Constitution expressly authorizes the Board to adopt a shareholder rights plan, subject to applicable law.

Irish law does not expressly authorize or (subject to the frustrating action rules detailed above) prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure and there is no directly relevant case law on this issue.

Uncertificated Interests in Smurfit Westrock Shares

Smurfit Westrock Street Name Book-Entry Interests

In order for the Smurfit Westrock Shares to be directly listed on the NYSE they must be eligible for deposit and clearing through the Depository Trust Company (“DTC”), a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. DTC is an intermediated settlement system where a nominee of DTC, which is currently Cede & Co. (the “DTC Nominee”), is recorded on the register of members as the holder of legal title to the uncertificated Smurfit Westrock Shares and trades in those shares are reflected by changes in DTC’s book-entry system, instead of through a change to the register of members.

The DTC Nominee holds securities deposited by DTC participants and facilitates post-trade settlement among DTC participants of transactions in deposited securities through electronic computerized book-entry transfers between DTC participants’ accounts. DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Purchases of Smurfit Westrock Shares held through DTC must be made by or through a direct DTC participant, which will receive a credit in respect of the Smurfit Westrock Shares on DTC’s records. The ownership

Exhibit 4.49
interest of each actual purchaser of Smurfit Westrock Shares (i.e., the beneficial owner) is in turn to be recorded on the direct and indirect DTC participants’ records (such interests, the “Smurfit Westrock Street Name Book-Entry Interests”).

Depositary Interests

The Smurfit Westrock Shares are admitted to the equity shares (international commercial companies secondary listing) category of the Official List of the Financial Conduct Authority (the “FCA”) and to trading on the London Stock Exchange’s (“LSE’s”) main market for listing securities.

In order to settle transactions on the LSE, interests in Smurfit Westrock Shares are held as Depositary Interests (also referred to as “DIs”). The DIs have been issued by Computershare Investor Services PLC (the “DI Depositary”) through the CREST system, however, the Smurfit Westrock Shares underlying the DIs have been registered in the name of the DTC Nominee. DTC credits the DI custodian account of the DTC participant account with book-entry interests in respect of the Smurfit Westrock Shares to be represented by the Depositary Interests, and the DI Depositary will in turn create and issue Depositary Interests to the securities custody accounts of the relevant CREST participants.

Depositary Interests provide the holder with ultimate beneficial ownership of the underlying ordinary shares of Smurfit Westrock. Th legal title to these ordinary shares is held by the DTC Nominee, holding the beneficial title to those Smurfit Westrock Shares on behalf of DI holders.

Each DI represents a beneficial interest in one Smurfit Westrock ordinary share and, unlike Smurfit Westrock Shares, each DI can be held, transferred and settled electronically through CREST, and will be used to settle Smurfit Westrock Shares traded electronically on the financial market operated by the LSE.

Differences between Smurfit Westrock Shares and Uncertificated Interests in Smurfit Westrock Shares

There are a number of differences between holding Depositary Interests or Smurfit Westrock Street Name Book-Entry Interests and Smurfit Westrock Shares. The major differences are that:

• Shareholders who hold their interests in Smurfit Westrock Shares through either Depositary Interests or Smurfit Westrock Street Name Book-Entry Interests (“Uncertificated Interest Holders”) do not have legal title in the underlying Smurfit Westrock Shares to which the Depositary Interests relate (the chain of title in the Smurfit Westrock Shares underlying the interests is summarized above);
• Uncertificated Interest Holders are not able to vote personally as shareholders at a meeting of Smurfit Westrock. Instead, Uncertificated Interest Holders are provided with a voting instruction form which will enable them to instruct, via an omnibus proxy arrangement the DTC nominee in relation to the exercise of voting rights. In addition, an Uncertificated Interest Holder is able to request the DTC nominee to appoint the Uncertificated Interest Holders or a third party nominated by the Uncertificated Interest Holders as its proxy so that the proxy so appointed may exercise the votes attaching to the Smurfit Westrock Shares; and
• Uncertificated Interest Holders will not be directly entitled to certain other rights conferred on holders of Smurfit Westrock Shares, including the right to apply to an Irish court for an order on the grounds that the affairs of Smurfit Westrock are being conducted in a manner which is unfairly prejudicial to the interests of Smurfit Westrock shareholders.
Uncertificated Interest Holders can convert their interests into Smurfit Westrock Shares in sufficient time before the relevant meeting, in which case they will be able to vote personally and enjoy the rights applicable to the holders of Smurfit Westrock Shares.